Exhibit 99.1

ASUR Announces Total Passenger Traffic for January 2022

Passenger traffic increased 25.7% in Colombia while decreasing 1.9% in Mexico and 6.3% in Puerto Rico, compared to January 2019

Compared to January 2020 passenger traffic, a record level at the time, traffic increased 15.0% in Colombia, while declining 7.7% in Mexico and 15.9% in Puerto Rico

MEXICO CITY, Feb. 8, 2022 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced passenger traffic for January 2022 reached a total of 4.8 million passengers, 3.3% above the levels reported in January 2019, reflecting a continued overall recovery in travel demand and the rollout of vaccination campaigns in the US and gradual advances in Mexico, despite restrictions and requirements in certain countries of the world to contain the spread of the virus, as well as the impact of the new Omicron variant mainly in Mexico and Puerto Rico.

Compared to January 2019, passenger traffic increased by 25.7% in Colombia and decreased by 1.9% in Mexico and 6.3% in Puerto Rico. The growth of passenger traffic in Colombia was driven by both domestic and international traffic, while the decreases reported in Mexico and Puerto Rico were mainly due declines in domestic and international traffic.

This announcement reflects comparisons between January 1 through January 31, 2022, from January 1 through January 31, 2021 and January 1 through January 31, 2019 and 2020. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
		January				% Chg 2022vs 2021	% Chg 2022vs 2020	% Chg 2022vs 2019	Year to date				% Chg 2022vs 2021	% Chg 2022vs 2020	% Chg 2022vs 2019
		2019	2020	2021	2022				2019	2020	2021	2022
Mexico		2,881,277	3,060,553	1,711,590	2,826,369	65.1	(7.7)	(1.9)	2,881,277	3,060,553	1,711,590	2,826,369	65.1	(7.7)	(1.9)
Domestic Traffic		1,254,069	1,364,809	958,869	1,228,532	28.1	(10.0)	(2.0)	1,254,069	1,364,809	958,869	1,228,532	28.1	(10.0)	(2.0)
International Traffic		1,627,208	1,695,744	752,721	1,597,837	112.3	(5.8)	(1.8)	1,627,208	1,695,744	752,721	1,597,837	112.3	(5.8)	(1.8)
San Juan, Puerto Rico		796,878	888,012	531,629	746,697	40.5	(15.9)	(6.3)	796,878	888,012	531,629	746,697	40.5	(15.9)	(6.3)
Domestic Traffic		718,282	806,123	505,866	686,058	35.6	(14.9)	(4.5)	718,282	806,123	505,866	686,058	35.6	(14.9)	(4.5)
International Traffic		78,596	81,889	25,763	60,639	135.4	(25.9)	(22.8)	78,596	81,889	25,763	60,639	135.4	(25.9)	(22.8)
Colombia		1,010,533	1,104,574	602,589	1,270,279	110.8	15.0	25.7	1,010,533	1,104,574	602,589	1,270,279	110.8	15.0	25.7
Domestic Traffic		854,056	933,431	526,696	1,077,833	104.6	15.5	26.2	854,056	933,431	526,696	1,077,833	104.6	15.5	26.2
International Traffic		156,477	171,143	75,893	192,446	153.6	12.4	23.0	156,477	171,143	75,893	192,446	153.6	12.4	23.0
Total Traffic		4,688,688	5,053,139	2,845,808	4,843,345	70.2	(4.2)	3.3	4,688,688	5,053,139	2,845,808	4,843,345	70.2	(4.2)	3.3
Domestic Traffic		2,826,407	3,104,363	1,991,431	2,992,423	50.3	(3.6)	5.9	2,826,407	3,104,363	1,991,431	2,992,423	50.3	(3.6)	5.9
International Traffic		1,862,281	1,948,776	854,377	1,850,922	116.6	(5.0)	(0.6)	1,862,281	1,948,776	854,377	1,850,922	116.6	(5.0)	(0.6)

Mexico Passenger Traffic
		January				% Chg 2022vs 2021	% Chg 2022vs 2020	% Chg 2022vs 2019	Year to date				% Chg 2022vs 2021	% Chg 2022vs 2020	% Chg 2022vs 2019
		2019	2020	2021	2022				2019	2020	2021	2022
Domestic Traffic		1,254,069	1,364,809	958,869	1,228,532	28.1	(10.0)	(2.0)	1,254,069	1,364,809	958,869	1,228,532	28.1	(10.0)	(2.0)
CUN	Cancun	674,760	704,340	577,813	691,864	19.7	(1.8)	2.5	674,760	704,340	577,813	691,864	19.7	(1.8)	2.5
CZM	Cozumel	13,540	15,143	8,172	14,397	76.2	(4.9)	6.3	13,540	15,143	8,172	14,397	76.2	(4.9)	6.3
HUX	Huatulco	59,817	59,468	36,970	65,257	76.5	9.7	9.1	59,817	59,468	36,970	65,257	76.5	9.7	9.1
MID	Merida	192,368	224,585	115,916	173,128	49.4	(22.9)	(10.0)	192,368	224,585	115,916	173,128	49.4	(22.9)	(10.0)
MTT	Minatitlan	11,426	11,243	7,004	6,092	(13.0)	(45.8)	(46.7)	11,426	11,243	7,004	6,092	(13.0)	(45.8)	(46.7)
OAX	Oaxaca	71,796	101,316	50,697	77,045	52.0	(24.0)	7.3	71,796	101,316	50,697	77,045	52.0	(24.0)	7.3
TAP	Tapachula	30,396	35,125	30,850	37,572	21.8	7.0	23.6	30,396	35,125	30,850	37,572	21.8	7.0	23.6
VER	Veracruz	104,991	113,766	69,432	85,857	23.7	(24.5)	(18.2)	104,991	113,766	69,432	85,857	23.7	(24.5)	(18.2)
VSA	Villahermosa	94,975	99,823	62,015	77,320	24.7	(22.5)	(18.6)	94,975	99,823	62,015	77,320	24.7	(22.5)	(18.6)
International Traffic		1,627,208	1,695,744	752,721	1,597,837	112.3	(5.8)	(1.8)	1,627,208	1,695,744	752,721	1,597,837	112.3	(5.8)	(1.8)
CUN	Cancun	1,513,106	1,572,774	711,729	1,500,061	110.8	(4.6)	(0.9)	1,513,106	1,572,774	711,729	1,500,061	110.8	(4.6)	(0.9)
CZM	Cozumel	41,636	43,294	16,471	36,719	122.9	(15.2)	(11.8)	41,636	43,294	16,471	36,719	122.9	(15.2)	(11.8)
HUX	Huatulco	28,004	28,085	2,618	11,659	345.3	(58.5)	(58.4)	28,004	28,085	2,618	11,659	345.3	(58.5)	(58.4)
MID	Merida	20,669	23,007	7,699	19,325	151.0	(16.0)	(6.5)	20,669	23,007	7,699	19,325	151.0	(16.0)	(6.5)
MTT	Minatitlan	855	798	884	1,152	30.3	44.4	34.7	855	798	884	1,152	30.3	44.4	34.7
OAX	Oaxaca	13,517	16,941	6,600	17,206	160.7	1.6	27.3	13,517	16,941	6,600	17,206	160.7	1.6	27.3
TAP	Tapachula	1,630	1,570	816	1,392	70.6	(11.3)	(14.6)	1,630	1,570	816	1,392	70.6	(11.3)	(14.6)
VER	Veracruz	6,055	6,912	4,212	8,338	98.0	20.6	37.7	6,055	6,912	4,212	8,338	98.0	20.6	37.7
VSA	Villahermosa	1,736	2,363	1,692	1,985	17.3	(16.0)	14.3	1,736	2,363	1,692	1,985	17.3	(16.0)	14.3
Traffic Total Mexico		2,881,277	3,060,553	1,711,590	2,826,369	65.1	(7.7)	(1.9)	2,881,277	3,060,553	1,711,590	2,826,369	65.1	(7.7)	(1.9)
CUN	Cancun	2,187,866	2,277,114	1,289,542	2,191,925	70.0	(3.7)	0.2	2,187,866	2,277,114	1,289,542	2,191,925	70.0	(3.7)	0.2
CZM	Cozumel	55,176	58,437	24,643	51,116	107.4	(12.5)	(7.4)	55,176	58,437	24,643	51,116	107.4	(12.5)	(7.4)
HUX	Huatulco	87,821	87,553	39,588	76,916	94.3	(12.1)	(12.4)	87,821	87,553	39,588	76,916	94.3	(12.1)	(12.4)
MID	Merida	213,037	247,592	123,615	192,453	55.7	(22.3)	(9.7)	213,037	247,592	123,615	192,453	55.7	(22.3)	(9.7)
MTT	Minatitlan	12,281	12,041	7,888	7,244	(8.2)	(39.8)	(41.0)	12,281	12,041	7,888	7,244	(8.2)	(39.8)	(41.0)
OAX	Oaxaca	85,313	118,257	57,297	94,251	64.5	(20.3)	10.5	85,313	118,257	57,297	94,251	64.5	(20.3)	10.5
TAP	Tapachula	32,026	36,695	31,666	38,964	23.0	6.2	21.7	32,026	36,695	31,666	38,964	23.0	6.2	21.7
VER	Veracruz	111,046	120,678	73,644	94,195	27.9	(21.9)	(15.2)	111,046	120,678	73,644	94,195	27.9	(21.9)	(15.2)
VSA	Villahermosa	96,711	102,186	63,707	79,305	24.5	(22.4)	(18.0)	96,711	102,186	63,707	79,305	24.5	(22.4)	(18.0)

US Passenger Traffic, San Juan Airport (LMM)
		January				% Chg 2022vs 2021	% Chg 2022vs 2020	% Chg 2022vs 2019	Year to date				% Chg 2022vs 2021	% Chg 2022vs 2020	% Chg 2022vs 2019
		2019	2020	2021	2022				2019	2020	2021	2022
SJU Total		796,878	888,012	531,629	746,697	40.5	(15.9)	(6.3)	796,878	888,012	531,629	746,697	40.5	(15.9)	(6.3)
Domestic Traffic		718,282	806,123	505,866	686,058	35.6	(14.9)	(4.5)	718,282	806,123	505,866	686,058	35.6	(14.9)	(4.5)
International Traffic		78,596	81,889	25,763	60,639	135.4	(25.9)	(22.8)	78,596	81,889	25,763	60,639	135.4	(25.9)	(22.8)

Colombia Passenger Traffic Airplan
		January				% Chg 2022vs 2021	% Chg 2022vs 2020	% Chg 2022vs 2019	Year to date				% Chg 2022vs 2021	% Chg 2022vs 2020	% Chg 2022vs 2019
		2019	2020	2021	2022				2019	2020	2021	2022
Domestic Traffic		854,056	933,431	526,696	1,077,833	104.6	15.5	26.2	854,056	933,431	526,696	1,077,833	104.6	15.5	26.2
MDE	Rionegro	619,373	669,179	346,727	781,662	125.4	16.8	26.2	619,373	669,179	346,727	781,662	125.4	16.8	26.2
EOH	Medellin	89,058	96,033	67,381	101,375	50.5	5.6	13.8	89,058	96,033	67,381	101,375	50.5	5.6	13.8
MTR	Monteria	89,449	109,461	71,785	136,771	90.5	24.9	52.9	89,449	109,461	71,785	136,771	90.5	24.9	52.9
APO	Carepa	15,349	18,618	15,133	21,852	44.4	17.4	42.4	15,349	18,618	15,133	21,852	44.4	17.4	42.4
UIB	Quibdo	31,146	34,342	21,914	30,908	41.0	(10.0)	(0.8)	31,146	34,342	21,914	30,908	41.0	(10.0)	(0.8)
CZU	Corozal	9,681	5,798	3,756	5,265	40.2	(9.2)	(45.6)	9,681	5,798	3,756	5,265	40.2	(9.2)	(45.6)
International Traffic		156,477	171,143	75,893	192,446	153.6	12.4	23.0	156,477	171,143	75,893	192,446	153.6	12.4	23.0
MDE	Rionegro	156,477	171,143	75,893	192,446	153.6	12.4	23.0	156,477	171,143	75,893	192,446	153.6	12.4	23.0
EOH	Medellin
MTR	Monteria
APO	Carepa
UIB	Quibdo
CZU	Corozal
Traffic Total Colombia		1,010,533	1,104,574	602,589	1,270,279	110.8	15.0	25.7	1,010,533	1,104,574	602,589	1,270,279	110.8	15.0	25.7
MDE	Rionegro	775,850	840,322	422,620	974,108	130.5	15.9	25.6	775,850	840,322	422,620	974,108	130.5	15.9	25.6
EOH	Medellin	89058	96,033	67,381	101,375	50.5	5.6	13.8	89,058	96,033	67,381	101,375	50.5	5.6	13.8
MTR	Monteria	89,449	109,461	71,785	136,771	90.5	24.9	52.9	89,449	109,461	71,785	136,771	90.5	24.9	52.9
APO	Carepa	15,349	18,618	15,133	21,852	44.4	17.4	42.4	15,349	18,618	15,133	21,852	44.4	17.4	42.4
UIB	Quibdo	31,146	34,342	21,914	30,908	41.0	(10.0)	(0.8)	31,146	34,342	21,914	30,908	41.0	(10.0)	(0.8)
CZU	Corozal	9,681	5,798	3,756	5,265	40.2	(9.2)	(45.6)	9,681	5,798	3,756	5,265	40.2	(9.2)	(45.6)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Contacts:

ASUR	InspIR Group
Lic. Adolfo Castro	Susan Borinelli
+52-55-5284-0408	+1-646-330-5907
acastro@asur.com.mx	susan@inspirgroup.com